UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EPIQ SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

268820 109
(CUSIP Number)

Keith M. Pinter, Esq.
Wormser. Kiely, Galef & Jacobs LLP
825 Third Avenue
New York, New York 10022
(212) 687-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268820 109

1. Name of Reporting Persons:
Goodgate Holdings Limited
2. Check the Appropriate Box If a Member of a Group		a. ☐
		b. ☐
3. SEC Use Only

4. Source of Funds:

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6. Citizenship or Place of Organization:
Hong Kong
Number of	7. Sole Voting Power	1,675,686
Shares
Beneficially	8. Shared Voting Power	0
Owned by
Each	9. Sole Dispositive Power	1,675,686
Reporting
Person With	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person		1,675,686

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares		☐

13. Percent of Class Represented by Amount in Row 11		4.66%

14. Type of Reporting Person		CO

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This Amendment No. 1 to Schedule 13D relating to shares of common stock $.01 par value (the ''Common Stock''), of EPIQ Systems, Inc., a Missouri corporation (the "Issuer"), is being filed by Goodgate Holdings Limited, a Hong Kong company ("Goodgate"), to report a decrease in its beneficial ownership of the Securities of the Issuer, and to amend the Items specified below in Goodgate's Schedule 13D with respect to the Common Stock of the Issuer.

Item 2. Identity and Background

(a) — (c) Goodgate, the entity filing this Schedule 13D, is a Hong Kong company. and its principal business address and principal office is c/o Summit Trust International SA, 6 Place des Eaux-Vives, 1207 Geneva, Switzerland. Summit Trust International SA ("Summit Trust") (formerly known as Close Trustees (Switzerland) SA), 6 Place des Eaux-Vives, 1207 Geneva, Switzerland, in its capacity as trustee of The Londinium Trust, a trust created under the laws of the Hong Kong Special Administrative Region of the People's Republic of China ("The Londinium Trust"), is the sole shareholder of Goodgate. Goodgate's activities consist or acting as a holding company for assets of The Londinium Trust. Other than Summit Trust and the respective Directors of Summit Trust and of Goodgate, there are no persons or corporations controlling or ultimately in control of Goodgate.

(d) — (e) Neither Goodgate nor Summit Trust nor any of its executive officers or directors has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) The sole executive officers and directors of Goodgate are Daniel Steven Martineau, Amanda Clare Usher-Wilson, Joanne Michelle Morse and Stella-Lee Mitchell-Voisin, the business address of each of which is c/o Summit Trust International SA, 6 Place des Eaux-Vives, 1207 Geneva, Switzerland, and the present principal occupation of each of whom is acting as a Director or Trust Officer of Summit Trust. The directors of Summit Trust are Daniel Steven Martineau, Stella-Lee Mitchell-Voisin, Robin McEwan Lee-Smith, Amanda Clare Usher-Wilson and Sandra Nunni; the Senior Trust Officers of Summit Trust are Julie Robinson and Kim Morgan and its Trust Officers are Emma Green and Joanne Michelle Morse. The business address of each of the aforementioned persons is c/o Summit Trust International SA, 6 Place des Eaux-Vives, 1207 Geneva, Switzerland, with the exception of Robin McEwan Lee-Smith, whose business address is c/o Summit Trust Company Limited, 17 Cavendish Square, London, WIG 0PU, United Kingdom, and the present principal occupation of each of whom is acting as a Director, Senior Trust Officer or Trust Officer of Summit Trust.

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Item 5. Interest in Securities of the Issuer

(a) Goodgate is now deemed to be the beneficial owner of 1,675,686 shares of the Issuer's Common Stock, comprising 4.66 percent of the issued and outstanding shares of Common Stock of the Issuer. The calculations in this Schedule 13D are based upon 35,922,509 shares of Common Stock issued and outstanding as of February 22, 2013 (based on disclosures made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2012). The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

(b) Goodgate has the sole power to vote and dispose of the 1,675,686 shares of Common Stock deemed to be beneficially owned by it.

(c) Goodgate sold shares of Common Stock during the past sixty days in the open market on the respective trade dates, in the respective quantities, and at the respective prices per share, listed below.

Trade Date	Quantity	Price (USD)

25-Apr-13	600	13.90
24-Apr-13	5000	13.25
24-Apr-13	5000	13.30
24-Apr-13	5000	13.35
24-Apr-13	5000	13.40
24-Apr-13	5000	13.45
24-Apr-13	5000	13.50
24-Apr-13	5000	13.60
24-Apr-13	5000	13.70
12-Apr-13	834	13.8609
12-Apr-13	4,500	13.7787
10-Apr-13	500	13.7583
2-Apr-13	2,392	14.2841
1-Apr-13	1,608	14.2568
1-Apr-13	5,000	14.1505
26-Mar-13	5,000	14.0093
25-Mar-13	5000	13.7907
21-Mar-13	1727	13.3012
20-Mar-13	2573	13.2527
19-Mar-13	700	13.25
14-Mar-13	5000	13.0998
8-Mar-13	4901	12.8873
7-Mar-13	99	12.75
7-Mar-13	5,000	12.7022
6-Mar-13	2,500	12.7064
6-Mar-13	500	12.75
5-Mar-13	600	12.7033
27-Feb-13	700	12.7014
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(d) The Settlor of The Londinium Trust has the right to receive the dividends from the Common Stock held by Goodgate.

(e) The date on which Goodgate ceased to be the beneficial owner of more than five percent of the Common Stock was December 18, 2012.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8th May, 2013
(Date)

GOODGATE HOLDINGS LIMITED

/s/ Daniel Martineau
(Signature)

Daniel Martineau, Director
(Name/Title)

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